UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	December 12, 2003
By
Name:	Marcos Grodetzky
Title:  Investor Relations Officer































Rio de Janeiro, December 12, 2003 - Tele Norte Leste Participacoes S/A (NYSE:
TNE) released today in Brazil a "Comunicado" or Statement in compliance with section 157, paragraph 4 of Law 6.404/76 and with Instruction CVM nr 358/02, with the following content:
TNE subscribed today to new shares of CAROACI PARTICIPACOES S.A., a publicly traded company with head offices in the City and State of Sao Paulo, at Rua Pamplona, 818, conj. 92, enrolled with CNPJ/MF under nr 04.032.433/0001-80 ("Company"), as a result of an increase in the Company's capital in the amount of R$ 160,000.00, approved by all of the Company's shareholders. TNE subscribed to 16,000,000 shares, which added to the 22,496 shares already owned by TNE, brings its stake to 16,022,496 shares. The new Company's capital is R$165,000.00, and TNE holds 97.11% of it. The acquisition of the control of the Company allows TNE to use it as a vehicle should it decide to participate in the possible consolidation of the telecommunications sector.

Marcos Grodetzky
Investor Relations Officer